EIGER TECHNOLOGY, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FIRST QUARTER - FISCAL 2007
February 14, 2007

The following discussion and analysis of operating results and financial position is supplementary to, and should be read in conjunction with the unaudited financial statements for the three months ended December 31, 2006 and the audited financial statements of Eiger Technology, Inc. (“Eiger” or “the Company”) for the year ended September 30, 2006. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

FORWARD-LOOKING INFORMATION

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. Eiger considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

COMPANY OVERVIEW

Eiger Technology, Inc.

Eiger Technology, Inc. is a management company with two main subsidiaries; Newlook Industries Corp. (“Newlook”) and Racino Royale, Inc. (“Racino”). Eiger is a public company listed as symbol “AXA” on the Toronto Stock Exchange and as “ETIFF” on the Nasdaq OTCBB. Eiger’s head office is located in Toronto Ontario and has five staff.

Newlook Industries Corp.

Newlook has a 100% ownership stake in Onlinetel Corp., a next-generation telecommunications software and services company, which harnesses the power of proprietary soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls, phone-to-phone, over the Internet from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies.

By leveraging its technology platform and scalable network infrastructure, Onlinetel has taken advantage of disruptive pricing and delivers multiple communication offerings to its customers. Onlinetel offers telephony services for international calling, long distance calling subscriptions plans and Internet access. Through its Intelliswitch application, Onlinetel has pioneered and developed a new media for advertisers, enabling individuals and businesses to benefit from free long distance while sponsors benefit from one-to-one advertisements to callers. Through the use of the proprietary software, sponsors are able to focus on a targeted consumer base.

Onlinetel delivers toll-quality communications at the lowest long distance rates possible. With reduced investment cost burdens, Onlinetel’s soft-switch technology reliably scales to service millions of callers. Onlinetel’s continued expansion of its own national network along with seamless and virtual connections worldwide with leading carriers extends Onlinetel’s reach to the global community.

Onlinetel’s foundation blocks are a national and scalable VoIP network infrastructure, toll-quality service and best long distance rates possible. Upon these foundation blocks, Onlinetel provides multiple innovative products and services, producing four main revenue streams. These revenue streams include:

1.	Call Zone/Call World - Free, sponsor-subsidized, ad-based provincial calling with no-ad international calling.
2.	Subscription Plans - Traditional long distance plans for the residential and small office/home office market.
3.	Advertising - New media services for sponsors on the Call Zone free calling network.
4.	10-10-580 - Dial-around services for pay-per-call domestic and international calling.
5.	Internet Services - Dial-up Internet plans for the residential and small office/home office market.

Onlinetel began in 1994 as Stratford Telecom, providing flat-rate phone service between Stratford and Kitchener-Waterloo, Ontario. In 1997, Eyesurf was founded, offering Internet service for the Kitchener-Waterloo region. Onlinetel was incorporated in 2000. In August 2001, Eiger acquired Onlinetel, Stratford Telecom and Eyesurf. In April 2002, Onlinetel launched the first VoIP-based pay-per call, dial-around service in Ontario and in the next month established a national VoIP network from Victoria, BC to Halifax, NS. In March 2004, Eiger took Onlinetel public through Newlook.

On March 18, 2004, Newlook acquired 100% of the shares of Onlinetel Corp. (“Onlinetel”). Based in Ontario, Onlinetel provides the VoIP network that powers Call Zone/Call World and other services. Immediately prior to the transaction, Eiger owned 100% of the shares of Onlinetel, and over 80% of the shares of Newlook. Accordingly, the transaction was recorded as a reorganization using the pooling-of-interest method, rather than as a business combination using the purchase method. As part of the transaction, Eiger settled $1,200,000 of debt owing from Onlinetel to Eiger.

Net assets acquired on the transaction date were as follows:

$
Current Assets	840,201
Capital Assets	1,372,461
Goodwill and Other Long-term Assets	343,672
Future Income Tax Benefit	117,000
Inter-company Balance	50,000
Current Liabilities	(1,329,701)
Long-term Debt	(3,496,042)
2,102,509

Consideration Paid:
12,727,273 shares issued to Eiger to acquire shares of Onlinetel	$100
7,272,727 shares issued to Eiger in settlement of debt	$1,200,000

Onlinetel’s operations have been serving the Canadian market for over 13 years. Newlook currently has approximately 15 staff and is listed on the TSX Venture Exchange under the symbol “NLI”. Eiger is the controlling shareholder of Newlook with approximately 79% of the common shares.

Racino Royale, Inc.

On July 5, 2006, Racino Royale, Inc. announced its name change from the former K-Tronik International Corp., which better reflects management’s current strategic outlook and planning. Racino intends to focus on the implementation of its business plan focusing on the conduct of horse-races and horseracing track development opportunities.

In June 2006, Racino entered into an agreement for the exclusive rights for a racetrack and casino (racino) development opportunity in Regina, Saskatchewan, known as Queen City Raceway with the Saskatchewan Standardbred Horsemen’s Association (SSHA). Since the province of Saskatchewan already offers Video Lottery Terminal (VLT) gaming, Racino and the SSHA will be vying for VLT operation at a new facility.

Racino and the SSHA have already begun to revitalize the harness racing community in Saskatchewan by conducting an eight-week race meet at Big Valley Raceway in Craven, Saskatchewan, which was held between July and September 2006.

Racino is currently reviewing other horseracing track acquisitions or development opportunities. Racino is listed on the Nasdaq OTCBB under the symbol “RCNR”.

RESULTS OF OPERATIONS

Consolidated revenues for the quarter ended December 31, 2006, were $840,000, down 18% from $1,022,000 in the prior year. Gross profit of $331,000 (39% gross margin) in the quarter increased from $307,000 (30% margin). The decline in revenues was primarily the result of a shift in the Company’s focus from its dial-around 10-10-580 offering to its higher-margin proprietary Call Zone product. Gross margins strengthened, although the proportion of fixed to variable cost of sales increased as revenues has declined.

For the quarter ended December 31, 2006, consolidated net loss was $170,000 ($0.00 per share), versus net loss of $172,000 ($0.00 per share) in the prior year. The largest component of Eiger’s consolidated operating expenses is selling, general and administrative expenses (“SG&A”), which consists primarily of salaries and benefits, and the certain operating costs associated with sales. Consolidated SG&A of $402,000 for the quarter increased 5% from $384,000 in the previous year. Expenses incurred this quarter relating to Racino operations did not exist in the prior year, as Racino had not yet been established.

Eiger subsidiary, Newlook, comprises a substantial portion of Eiger’s operating figures. For the quarter ended December 31, 2006, Newlook announced revenues of $840,000 versus $1,022,000 in the prior year. Gross margins in the quarter increased over the year, as discussed above. Reported net income for Newlook was $10,000 for the quarter.

Eiger subsidiary, Racino, announced its intention to implement a new corporate strategy focusing on horseracing track development opportunities on June 13, 2006. Currently, Racino comprises a minor portion of Eiger’s operating figures. For the quarter ended December 31, 2006, Racino had nil revenues. Racino’s reported net loss was $34,000 for the quarter.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial data of the Company for its last eight quarters:
Fiscal Qtr - Month End	Q1-12/06	Q4-9/06	Q3-6/06	Q2-3/06	Q1-12/05	Q4-9/05	Q3-6/05	Q2-3/05
Fiscal Year	2007	2006	2005	2006	2006	2005	2005	2005
Total Revenues	840,000	629,000	1,082,000	1,026,000	1,022,000	651,000	1,466,000	1,231,000
Income (Loss) before Unusual Items	(170,000)	851,000	(439,000)	(148,000)	(172,000)	(515,000)	85,000	(181,000)
Net Income (Loss)	(170,000)	851,000	(439,000)	(148,000)	(172,000)	694,000	85,000	(300,000)
EPS before Unusual Items	0.00	0.01	(0.01)	0.00	0.00	(0.01)	0.00	0.00
Earnings Per Share	0.00	0.01	(0.01)	0.00	0.00	0.02	0.00	(0.01)

LIQUIDITY

Consolidated cash, cash equivalents and short-term investments at December 31, 2006 was $80,000 compared to $46,000 at December 31, 2005. Eiger has no bank debt facilities. Over the same period, Eiger’s consolidated accounts receivable decreased to $210,000 from $321,000, as a lower emphasis was put on the dial-around 10-10-580 business resulting in decreased service volumes, which relies on a third party for billing and collection services. Consolidated accounts payable and accrued charges increased to $1,056,000 from $649,000 over the same period, primarily representing an increase in unpaid service fees owing to management personnel over the year. The Company focused on reducing debt (other payable and capital lease obligations described in notes 12 and 11, respectively, in the consolidated financial statements for the year ended September 30, 2006) over the year and as such, debt of $587,000 at quarter-end improved from $941,000 at December 31, 2005. Capital lease obligations in the amount of $26,000 at December 31, 2005, were fully discharged over the year as equipment leases were fully paid down.

The Company’s deferred revenue of $700,000 at quarter-end relates to the Call Zone calling plan. As the subscription is for a one-year term of service, the fee is amortized on a monthly basis over the one-year period and the revenue is deferred until earned.

The Company’s working capital of negative $2,009,000 at December 31, 2006 increased slightly from negative $1,912,000 over the prior year primarily due to the decline in account receivable from lower dial-around service volumes outweighing the decrease in debt over the year.

On February 8, 2006, the Eiger subsidiary, Newlook, closed a non-brokered private placement of 500,000 units in its securities at a price of $0.75 per unit. Each unit is comprised of one share and one-half share purchase warrant. The warrants, each of which is convertible to one common share upon exercise, are exercisable for a period of one year at an exercise price of $1.00 per warrant. As the private placement was fully subscribed, Newlook received proceeds of $375,000. The warrants have not been exercised.

The Company’s consolidated financial statements for the quarter ended December 31, 2006 have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $2,009,000 and an accumulated deficit of $45,742,000 as at December 31, 2006. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales, satisfy or renegotiate the forebearance agreement and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future shares issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

CAPITAL RESOURCES

Pursuant to a Forbearance Agreement signed on September 30, 2005 with a telecommunications company, the Company’s subsidiary, Onlinetel Corp. is obligated to pay a principal amount plus interest calculated at an annual rate of 8% per annum. The payable is secured by an interest in all of the present and future personal property of Onlinetel Corp., ranking senior in priority to all liens security interest, encumberances and charges. Newlook unconditionally and irrevocably guarantees payment to the obligation. Amendments to the Forbearance Agreement were signed on May 25, 2006 and December 5, 2006. Newlook made payments towards the outstanding balance of $286,619 on April 11, 2006 and $124,000 on November 9, 2006. The remaining amount is due February 28, 2007. Due to these payments, associated interest charges should be lower going forward.

On November 2, 2005, the Company entered into a 5 year operating lease agreement for premise occupancy, effective February 1, 2006. Under the terms of the agreement, the Company is committed to rental payments as follows:

2006              $ 30,000
2007    30,000
2008    30,000
2009    30,000
2010    30,000
                     $150,000

OFF-BALANCE SHEET ARRANGEMENTS

Eiger had no off-balance sheet arrangements as at December 31, 2006,

TRANSACTIONS WITH RELATED PARTIES

All transactions within the corporate group listed in note 16 of the consolidated financial statements for the year ended September 30, 2006, are in the normal course of business and are recorded at the carrying value. Inter-company transactions and balances are eliminated upon consolidation. Service fees charged by directors, officers or corporations owned by management personnel during the quarter totaled $75,000.

PROPOSED TRANSACTIONS

The Company has no proposed asset or business acquisition or disposition that the board of directors or senior management has decided to proceed with at the present time.

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, except as noted in note 18 of the consolidated financial statements for the year ended September 30, 2006, are consistent in all material respects with accounting principles generally accepted in the United States of America. The critical accounting policies followed by the Company are as follows:

Revenue Recognition

Operating revenues are recognized when they are earned, specifically, when services are provided, products are delivered to customers, persuasive evidence of an arrangement exists, amounts are fixed or determinable, and collectibility is reasonably assured. The Company's principal sources of revenue are recognized according to the following methods:

i) Advertising based long distance calling subscription plans, are recorded as revenue on a monthly basis.

ii) Traditional long distance calling and Internet subscription plans, are recorded as revenue as the services or products are provided;

iii) New media services for sponsors on the advertising based calling network, are recorded in the period the advertising airs on the Company's network; and

iv) Dial around long distance casual calling services, are recorded as revenue in the month in which they are earned.

v) The Company currently derives its revenues from conducting horse races. Revenues are primarily grants received from the government to subsidize the horse races and to a much lesser extent from parimutuel wagering. Revenues are recognized upon approval by regulatory authority as a result grant income is recognized subsequent to the race date whereas wagering revenues are recognized on the race date.

Deferred revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods.

Fair Value of Financial Instruments

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of the financial instruments approximates their carrying values, unless otherwise noted.

Credit Risk
The Company's financial assets that are exposed to credit risk consist primarily of short-term investments, accounts receivable, and advance to corporation.

The Company, in the normal course of business, is exposed to credit risk from its customers. Management believes that sufficient allowance has been made for bad debts in these financial statements based on a review of accounts on an individual basis. The concentration of credit risk in trade accounts receivable is not considered to be significant due to the Company’s large client base.

Licensing Rights

Licensing rights are recorded at cost and are considered to have a perpetual life. Licensing rights are tested for impairment on a periodic basis or when events or circumstances dictate.

CHANGES IN ACCOUNTING POLICIES

Stock-Based Compensation

Executives and certain senior managers of the Company participate in the stock-based compensation plan, as described in note 14. Effective October 1, 2004, the Company adopted, on a retroactive basis, the recommendations of CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”. These recommendations require that compensation for all equity based awards made to non-employees and employees be measured and recorded in the consolidated financial statements at fair value. The fair value of stock based compensation is determined using the Black-Scholes option pricing model. The resulting value is charged against income over the vesting periods of the option.

For fiscal years prior to 2005, the Company applied the intrinsic value based method of accounting for share-based compensation awards granted to employees, as permitted by GAAP. As the Company has selected the retroactive application without restatement method, the impact on net income of adopting the fair value based method in the comparative period is disclosed in note 15(c) of the consolidated financial statements for the year ended September 30, 2006.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar exchange rate and interest rates. Eiger does not hedge its foreign currency as it deals almost exclusively in the domestic currency and as a result of an evaluation of the costs of such hedging. As at December 31, 2006, the Company had no financial instruments.

OTHER MD&A REQUIREMENTS

Annual Information Form

Additional information relating to the Company, including the Company’s Annual Information Return, may be found on SEDAR at www.sedar.com.

Disclosure of Outstanding Share Data

As at December 31, 2006, the Company had authorized 100,000,000 Common Shares without par value and had issued 38,860,174 Common Shares.

OUTLOOK

Eiger’s current focus is to continue to develop Newlook and Racino as growing, public companies. Newlook’s objective at present is to continue to supplement, and where possible build on, the current Onlinetel business. The technical strength of VoIP-based technology, its cost effectiveness, and Onlinetel's proprietary applications and network infrastructure are an excellent platform from which to develop and grow its unique Call Zone subscription plan. Racino’s objective is to strengthen it ties with the Saskatchewan horseracing community and to move forward with its mandate to develop the Queen City Raceway project. Additionally, Racino is reviewing other potential acquisition and development opportunities, both domestically and abroad.

Focus on Call Zone/Call World

Similar to other communication mediums such as television, radio, the Internet, etc., management believes that the future of calling is advertising-based. By allowing sponsors to pay for their calls, Canadians now have available the best value proposition for their calling needs. This is the underlying concept behind the Call Zone/Call World service - to offer Canadians an alternative to traditional telecom calling plans by providing the best calling rates, while maintaining toll-quality service.

Since its launch on November 1, 2003, Call Zone’s growing customer base attests to the fact that Canadians appreciate its strong value. In keeping with a goal to build loyalty and provide the best value to our subscription base, Call World was offered on March 1, 2004 as an exclusive feature to Call Zone members. Call World calling allows subscribers to toll-quality calling outside of a provincial Call Zone to the rest of the world at greatly reduced prices without hearing an advertisement. The plan was structured to best address the top four calling destinations for Canadians:

i)	within the province (free)
ii)	within Canada and the United States (2.9¢ per minute)
iii)	to Great Britain (4.9¢ per minute)
iv)	to Western Europe (4.9¢ per minute).

In contrast, 10-10 "dial-around" services have a third-party origination fee built-in - Call World bypasses this cost by routing over its proprietary VoIP platform, allowing savings to pass through to customers. Since its launch, the dramatic increase of Call Zone subscribers has boosted the usage of Call World. Along with Onlinetel's 10-10-580 dial-around service, Onlinetel's services have become a strong value proposition for Canadians.

By migrating satisfied 10-10-580 users to become Call Zone/Call World subscribers, Onlinetel is able to distance itself from the grip that local carriers, such as Bell Canada, have on dial-around companies. The ability for local carriers to charge fees that dial-around providers must pass-through to their users stresses their dominance in the 10-10 market and puts providers somewhat at their mercy. By focusing on growing its Call Zone/Call World subscriber base instead, Onlinetel is able to build loyalty with Canadians who entrust them to deliver the best quality at the best available price. This loyalty is not established with pay-per-use dial-around providers with their users since they lack a registered subscription base.

Reflecting back on recent telecom history, 10-10 “dial-around” (Onlinetel’s 10-10-580 offering was one of the first to market in Ontario) has gained broad consumer acceptance in the last few years. 10-10 plans provide an appealing method to keep one’s existing carrier (e.g. Bell Canada, etc.) and obtain lower rates for calls by dialing a different carrier code to access that other carrier’s rates. The 10-10 code routes the call over the dial around carrier’s network, instead of the regular long distance carrier. Taking into consideration the existing carrier’s origination fee, low barriers to entry and increased competitive pricing pressure, the 10-10 business has become a function of intensified spending of marketing dollars to win market share at the expense of increasingly thinner margins.

Through Call World, Onlinetel has developed a methodology to eliminate third-party origination fees over its VoIP-based platform to produce a healthy operating margin, notwithstanding any advertising being sold in the Call Zone network. Furthermore, by offering the best value to customers, Newlook has seen growth in business primarily from word-of-mouth referrals, rather than having to outspend higher-priced competitors. Call World allows Onlinetel to be the price leader in Canada as 10-10 competitors are bound to reduce prices only to a certain point after third-party origination fees, high marketing costs and network limitations factor in. Additionally, with Call World’s new single access number, Onlinetel has created an alternative for consumers that are familiar with 10-10 dialing. These factors have inclined Onlinetel to shift its focus away from 10-10-580 in favour of Call World.

Potential for Advertising

Having only scratched the surface, Onlinetel's growing customer base represents only a fraction of the Canadian marketplace, and provides Onlinetel a unique opportunity to channel future products into and leverage its advertising platform. The fact that advertising has very few associated direct costs, its high margin contribution significantly drives profitability within Onlinetel’s business model. The critical mass of a loyal customer base is essential to establishing an equitable relationship with a non-regional, large-scale advertiser. To crystallize the potential value inherent in its advertising model, Onlinetel’s goal has been to aggressively expand its VoIP-based network to cover the majority of the Canadian population. Even though the network expansion embarked in late 2003 resulted in significant costs incurred for fiscal 2004 and 2005, Newlook has developed a greater potential to negotiate significant sponsorship programs with large-scale advertisers.

Through its focus on growing Call Zone/Call World’s subscription base and selling the associated system advertising, Onlinetel projects the proportion of revenues in the future will tip away from pay-per-use (10-10-580) revenues in favour of subscription-related revenues (Call Zone, Call World, advertising).

Acquisitions

Part of management’s initiative to increase shareholder value includes evaluating merger and acquisition opportunities that would create operational synergies and increase the subscriber base. Since Newlook acquired Onlinetel in March 2004, a great deal of time has been spent on a few targeted potential acquisitions. However, the evaluation of certain strategic opportunities in the telecommunications sector is ongoing. Additionally, Racino is reviewing potential acquisition and development opportunities.